

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2020

Paul Rapisarda
Chief Financial Officer and Secretary
Lionheart Acquisition Corp.
4218 NE 2nd Avenue, 2nd Fl.
Miami, Florida 33137

> **Re: Lionheart Acquisition Corp.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted May 29, 2020**
> **CIK No. 0001802450**

Dear Mr. Rapisarda:

    We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 2 to Draft Registration Statement on Form S-1 Submitted May 29, 2020

Summary Financial Data, page 31

1.   You disclose that you had stockholder's deficit of $1,000 as of March 31, 2020; however, it appears based on your balance sheet on page F-3 that you actually had stockholder's equity of $24,000 as of March 31, 2020. Please revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 70

2.   You disclose that you had a net loss of $1,000 for the three months ended March 31, 2020; however, per your income statement on page F-4, you actually had a net loss of $0. Please revise.

You may contact Jeff Gordon at 202-551-3866 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing